Free Writing Prospectus dated September 7, 2006	Filed Pursuant to Rule 433(d)
Registration Statement No. 333-137106
September 7, 2006

CRH America, Inc.

US$ 1,250,000,000 6.00% Notes due 2016

US$ 500,000,000 5.625% Notes due 2011

Guaranteed as to the payment of Principal and Interest by

CRH plc

Final Term Sheet

US$ 1,250,000,000 6.00% Notes due 2016:

Issuer:	CRH America, Inc.
Guarantor:	CRH plc
Security:	6.00% Notes due 2016
Type:	SEC-Registered
Tenor:	10 years
Maturity:	30 September 2016
Coupon:	6.00%
Yield to maturity:	6.083%
Currency:	U.S. Dollars
Size:	$1,250,000,000
Price to Public:	99.379% of face amount
Net Proceeds (before expenses and reimbursements):	$1,236,612,500
Underwriting Discount:	0.45%
Benchmark Treasury:	4.875% 15 August 2016
Benchmark Treasury Price and Yield:	100-23, 4.783%
Spread to Benchmark Treasury:	130 bp
Settlement:	T+5, 14 September 2006
Interest Payment Dates:	March 30 and September 30, commencing on March 30, 2007
Make-whole redemption at the option of the Issuer:	100% of face amount plus present value at a discount rate of Treasury plus 20 bps
Change of Control Repurchase Event:	100% of face amount in the event of a change in control and ratings downgrade below investment grade
Bookrunners:	Citigroup, JPMorgan, RBS Greenwich Capital & UBS Securities LLC
Senior Co-managers:	Bank of America, Barclays Capital, BNP PARIBAS
Co-managers:	AIB Group, Davy, ING Wholesale Banking, Rabo Securities USA, Inc.
Anticipated Listing:	NYSE

US$ 500,000,000 5.625% Notes due 2011:

Issuer:	CRH America, Inc.
Guarantor:	CRH plc
Security:	5.625% Notes due 2011
Type:	SEC Registered
Tenor:	5 years
Maturity:	30 September 2011
Coupon:	5.625%
Yield to maturity:	5.646%
Currency:	U.S. Dollars
Size:	$500,000,000
Price to Public:	99.905% of face amount
Net Proceeds (before expenses and reimbursements):	$497,775,500
Underwriting Discount:	0.35%
Benchmark Treasury:	4.625% 31 August 2011
Benchmark Treasury Price and Yield:	99-17 3/4, 4.726%
Spread to Benchmark Treasury:	92 bp
Settlement:	T+5, 14 September 2006
Interest Payment Dates:	March 30 and September 30, commencing on March 30, 2007
Make-whole redemption at the option of the Issuer:	100% of face amount plus present value at a discount rate of Treasury plus 15 bps
Change of Control Repurchase Event:	100% of face amount in the event of a change in control and ratings downgrade below investment grade
Bookrunners:	Citigroup, JPMorgan, RBS Greenwich Capital & UBS Securities LLC
Senior Co-managers:	Bank of America, Barclays Capital, BNP PARIBAS
Co-managers:	AIB Group, Davy, ING Wholesale Banking, Rabo Securities USA, Inc.
Anticipated Listing:	NYSE

If a change of control repurchase event occurs, unless we have exercised our right to redeem the applicable series of notes in full, we will make an offer to each holder of the applicable series of notes to repurchase all or, at the holders’ option, any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 100% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of purchase. Within 30 days following any change of control repurchase event or, at our option, prior to any change of control, but after the public announcement of the change of control, we will give notice to each holder by providing a written notice to the Trustee at its Corporate Trust Office, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on the change of control repurchase event occurring on or prior to the payment date specified in the notice. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the applicable series of notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.

On the change of control repurchase event payment date, we will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to our offer;

(2)	deposit with the trustee an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The trustee will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the applicable series of notes upon a change of control repurchase event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all of the applicable series of notes properly tendered and not withdrawn under its offer.

The term “below investment grade rating event” means the applicable series notes is rated below investment grade by both rating agencies on any date from the date of the public notice of an arrangement that could result in a change of control until the end of the 60-day period following public notice of the occurrence of a change of control (which period shall be extended so long as the rating of the applicable series of notes is under publicly announced consideration for possible downgrade by either of the rating agencies); provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the below investment grade rating event).

The term “change of control” means, at any time at which the applicable series of notes are rated investment grade by at least one of the rating agencies, any person or any persons acting in concert (as defined in section 1(3) of the Irish Takeover Panel Act, 1997), or any person or persons acting on behalf of any such person(s), (the “relevant person”) at any time who acquires an interest (within the meaning of Part IV, Chapter 2 of the Companies Act, 1990) in (A) more than 50 percent of the issued ordinary share capital of CRH plc or (B) such number of shares in the issued share capital of CRH plc as carry more than 50 percent of the voting rights normally exercisable at a general meeting of CRH plc, provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of CRH plc with the same (or substantially the same) pro rata interests in the share capital of the relevant person as such shareholders have, or as the case may be, had, in the share capital of CRH plc.

The term “change of control repurchase event” means the occurrence of both a change of control and a below investment grade rating event.

The term “investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.

The term “Moody’s” means Moody’s Investor Services Inc.

The term “rating agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the applicable series of notes or fails to make a rating of the applicable series of notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the U.S. Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both, as the case may be.

The term “S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

CRH has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents CRH has filed with the SEC for more complete information about CRH and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, CRH, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at 877-858-5407.

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